Exhibit 99.5
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Fourth quarter 2008 operations review
15 January 2009
Chief executive Tom Albanese said: “Production for the quarter was in line with expectations. We are taking firm action in response to the global economic downturn and, given the resilience of Rio Tinto’s low cost assets, expect to remain well positioned when recovery comes.”
•	Quarterly global production of iron ore down 18 per cent on the fourth quarter of 2007 following a ten per cent reduction in the Pilbara annualised production in line with guidance provided on 10 November 2008.

•	Annual iron ore production (100 per cent basis) from the Pilbara operations of 175 million tonnes (142 million tonnes on an attributable basis) up seven per cent on 2007. Pilbara iron ore shipments for 2008 of 171 million tonnes (100 per cent basis), up seven per cent on 2007, in line with previous guidance.

•	Bauxite production up 19 per cent, alumina up 26 per cent and aluminium up 21 per cent, compared with the fourth quarter of 2007, reflecting the completion of the Alcan acquisition with effect from 24 October 2007. On a proforma basis the respective increases for bauxite and alumina were six per cent and three per cent while aluminium declined by two per cent, primarily due to production cutbacks in France, New Zealand and the UK.

•	Continued recovery in copper grades at Kennecott Utah Copper offset by a further grade decline and operational difficulties at Escondida, leading to an overall decrease in mined copper of 18 per cent compared with the fourth quarter of 2007 and an associated increase in unit costs.

•	Australian hard coking and thermal coal production up 40 per cent and 21 per cent respectively on the fourth quarter of 2007.

•	Uranium production up 20 per cent on the same quarter of 2007 due to higher grades.

•	The QMM mineral sands operation in Madagascar commenced ilmenite production on schedule at the end of December 2008.

•	Fourth quarter earnings at Rio Tinto Alcan will be negatively impacted by the sharp decline in the aluminium price. In addition, inventories are expected to be written down to reflect realisable values at the year end.

•	Copper provisional pricing expected to lower underlying earnings by approximately $360 million in the second half of 2008.

•	Estimated total exploration and evaluation expenditure of $1,135 million (pre-tax) for the year, including the write off of $176 million of project costs and undeveloped exploration properties.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share, unless otherwise stated

Continues	Page 2 of 27
COMMITMENT TO REDUCE NET DEBT BY $10 BILLION BY END OF 2009
On 10 December 2008, Rio Tinto announced the following key initiatives and commitments to reduce net debt by $10 billion in 2009:
•	Reduction of net capital expenditure guidance for 2009 from over $9 billion to $4 billion, while retaining future growth options

•	Capital expenditure to be reduced to sustaining levels in 2010, absent an improvement in expected commodity market conditions

•	Commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010

•	Reduction in global headcount of 14,000 roles (8,500 contractor and 5,500 employee roles)

•	2008 dividend to be held at 2007 level of US 136 cents with no 20 per cent uplift in 2008 and 2009

•	Expanded scope of assets targeted for divestment including significant assets not previously highlighted for sale
During the remainder of January and early February there will be a series of local announcements about the impact of capital expenditure reductions on the Group’s projects. These will be aggregated in the preliminary annual results release on 12 February.
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Hamersley	22,136	-23%	-28%	109,968	+2%
Hope Downs	1,662	n/a	+8%	5,468	n/a
Robe River	5,250	-30%	-25%	26,631	-2%
IOC (pellets and concentrate)	2,282	+1%	-8%	9,295	+20%
Pilbara operations
Fourth quarter production of 36 million tonnes (29 million tonnes on an attributable basis) was an 18 per cent decrease (20 per cent on an attributable basis) on the same quarter of 2007. This is in line with guidance provided on 10 November 2008, which highlighted the need to align production with revised customer delivery requirements in the light of the fourth quarter drop in Chinese demand. The decline in production in the quarter resulted in a rise in unit costs and a general tightening of margins.
Operations at the Channar and Brockman 2 mines were suspended in November as the global iron ore market weakened. This was followed by a two week general shutdown of all mine and rail operations across the Pilbara in late December. Operations were restarted in early January 2009. These actions were factored into the original market guidance and were not additional to it.
Highlights for the quarter included the completion of the Cape Lambert expansion to 80 million tonne per annum capacity and first ore produced from the Hope Downs South mine. Both of these milestones were achieved ahead of time and within budget and complete the expansion of Pilbara infrastructure capacity to 220 million tonnes per annum.
In January 2009 Rio Tinto announced the postponement of the $371 million Automated Train Operations programme in Western Australia.
HIsmelt
HIsmelt operations were suspended for three months from mid-December, following the significant slump in pig iron demand.
Corumbá
In January 2009 Rio Tinto announced the postponement of the $2.15 billion expansion of the Corumbá mine and associated logistics.

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ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Rio Tinto Alcan
Bauxite	9,119	+19%	+3%	34,987	+67%
Alumina	2,336	+26%	+7%	9,009	+132%
Aluminium	1,011	+21%	-0%	4,062	+176%

		Q4 08 vs		FY 08 vs
	Q4 07	Q4 07	FY 07	FY 07
Rio Tinto Alcan	proforma[1]	proforma[1]	proforma[1]	proforma[1]
Bauxite	8,634	+6%	31,357	+12%
Alumina	2,269	+3%	8,515	+6%
Aluminium	1,034 [2]	-2%[2]	4,066 [2]	0%[2]

[1]	Includes Alcan data from 1 January 2007.

[2]	Excludes Vlissingen (Netherlands), which was divested in the first half of 2007 and Lannemezan (France) which was closed in the first quarter of 2008.
Fourth quarter production of bauxite, alumina and aluminium increased sharply compared with the same quarter of 2007, reflecting the Alcan acquisition. Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007 and its production is included from that date. Proforma Rio Tinto Alcan production data for 2007 was published on 12 March 2008 and is available on the Rio Tinto website.
Bauxite
Fourth quarter bauxite production was 19 per cent higher than the same quarter of 2007 and six per cent higher on a proforma basis. Fourth quarter bauxite production at Weipa was four per cent above the same quarter of 2007, reflecting external demand as well as additional internal requirements. At the CBG Sangaredi mine in Guinea, record production rates were sustained during the fourth quarter within the context of a difficult political landscape, in particular around year end.
Alumina
Fourth quarter alumina production was 26 per cent higher than the same quarter of 2007 and three per cent higher on a proforma basis. Yarwun recovered to full production following the pipeline blockage in the third quarter whilst production from Gove rose by nine per cent compared with the third quarter as the refinery continued to steadily increase capacity. The Gove refinery is expected to achieve a 3.0 million tonne per annum operating rate in 2009. At the Jonquiere refinery in Canada, production stabilised at higher targeted flow rates and record volumes were achieved in the quarter.
Aluminium
Fourth quarter aluminium production was 21 per cent higher than the same quarter of 2007 and two per cent lower on a proforma basis. Strong performance at the Canadian smelters was outweighed by production cutbacks in Europe and New Zealand. The start-up of the Sohar smelter in Oman is proceeding on schedule with over 40,000 tonnes (100 per cent basis) of metal produced in the quarter.
At the end of the fourth quarter, Rio Tinto Alcan had curtailed approximately five per cent of smelting capacity. While most of Rio Tinto Alcan’s current operating capacity is at the lower end of the cost curve, the Group continues to review production rates at the higher cost smelting units in light of current market weakness. This may lead to further production curtailments.

Continues	Page 4 of 27
COPPER
Rio Tinto share of production

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Kennecott Utah Copper
Mined copper (000 tonnes)	63.8	+20%	-8%	238.0	+12%
Refined copper (000 tonnes)	58.6	-1%	+44%	200.6	-24%
Molybdenum (000 tonnes)	2.0	-34%	-33%	10.6	-29%
Mined gold (000 ozs)	101	+12%	-8%	374	-8%
Refined gold (000 ozs)	72	-46%	-6%	303	-42%
Escondida
Mined copper (000 tonnes)	66.0	-36%	-10%	384.5	-9%
Refined copper (000 tonnes)	21.9	+39%	+18%	77.3	+8%
Rio Tinto’s share of mined copper production fell 18 per cent relative to the fourth quarter of 2007. This led to a sharp increase in unit costs which was compounded by significantly lower by-product credits.
Kennecott Utah Copper
Efforts were focussed on maximising copper head grades in the fourth quarter of 2008 with a consequential improvement in gold and silver grades. Changes in the mining sequence resulted in lower molybdenum grades and production compared with both the previous quarter and corresponding quarter of 2007. The concentrator achieved record annual throughput in 2008.
The movements in copper production for both concentrate smelted and metal refined in the fourth quarter compared with the third quarter primarily reflected a higher level of plant availability, following scheduled shutdowns in July and August. In addition, the improvement in mined copper provided increased supply of copper concentrate. Higher mined grades take approximately three months to flow through to refined production.
Escondida
Mined copper for the quarter declined by 36 per cent compared with the corresponding period of 2007. Concentrate production continued to be adversely impacted by a significant decline in ore grade and electrical issues at the Laguna Seca SAG mill reported in the third quarter which are expected to persist throughout the first half of 2009.
Grasberg
Rio Tinto’s share of joint venture copper was significantly lower than 2007 reflecting a reduced allocation in accordance with the metal strip calculation. Freeport releases its actual 100 per cent operating data for the fourth quarter on 26 January 2009.
Other operations
Copper grades at Northparkes recovered further as the underground E26 Lift 2 North ramped up to full production, displacing the lower grade open cut material.
In January 2009 Rio Tinto announced the suspension of the $229 million E48 block cave project at Northparkes.
Copper in concentrate produced at Palabora was 22 per cent higher than the corresponding quarter of 2007 mainly due to a combination of reclaiming 9,300 tonnes of low grade concentrate from inventory and an increased rate of re-processing of smelter secondary material.
Provisional pricing
The effect of provisional pricing of copper sales is expected to result in a reduction in underlying earnings of approximately $360 million in the second half of 2008.
At the end of 2008 the Group had 183 million pounds of copper sales that were provisionally priced at US 133 cents per pound. The final price of these sales will be determined during the first half of 2009. This compared with 273 million pounds of open shipments at 30 June 2008 provisionally priced at US 389 cents per pound.

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DIAMONDS
Rio Tinto share of production (000 carats)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Argyle	5,253	-12%	+13%	15,076	-20%
Diavik	1,558	-12%	+12%	5,535	-23%
Fourth quarter production at Argyle declined 12 per cent on the same quarter of 2007. However, improved access to the higher grade areas of the pit in the quarter resulted in 13 per cent higher diamond production compared with the third quarter. Variability in feed grades and production rates will continue as the open pit approaches the end of its life and the mine transitions to an underground operation.
In January 2009 Rio Tinto announced that the Argyle underground mining project will be slowed to critical development activities and the diamond processing facilities will undergo an extended maintenance shut of up to three months, commencing in March.
Fourth quarter production at Diavik was 12 per cent below the same quarter of 2007, primarily as a result of the overall reduction in grade that commenced in the fourth quarter of 2007. Lower production has followed the introduction of low grade, mud rich ore from the opening levels of the A418 pipe, as well as a higher volume of A418 ore being processed due to the instability of the A154 pit wall.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Rio Tinto Energy America	34,038	+2%	-3%	130,755	+5%
Strong customer demand for Rio Tinto’s Powder River Basin coal supported by incremental expansions in Rio Tinto Energy America’s mines resulted in record annual production in 2008.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Rio Tinto Coal Australia
Hard coking coal	2,162	+40%	-1%	7,431	+20%
Other coal	5,737	+21%	+7%	22,094	+11%
Hard coking coal production from the Queensland coal operations increased by 40 per cent compared with the same quarter of 2007 as a result of higher demand and increasing port capacity. Production at Kestrel is forecast to reduce by 15 per cent in 2009 in response to the slowdown in the global steel industry.
In the Hunter Valley, there was a continued focus on production of semi soft coal over thermal coal to take advantage of higher relative prices. Vessel queues in New South Wales were maintained at manageable levels, and production was in line with port allocation. The Blair Athol thermal coal operation in Queensland was able to ramp up production to match purchases of additional port allocation.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay is expected to result in additional capacity from 2010.

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Uranium
Rio Tinto share of production (000 lbs)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Energy Resources of Australia	2,492	+9%	+31%	8,052	+1%
Rössing	1,707	+40%	+7%	6,149	+34%
Access to higher grade ores continued at both ERA and Rössing with a further recovery in production levels compared with the third quarter and the corresponding quarter of 2007.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q4 08	vs Q4 07	vs Q3 08	FY 08	vs FY 07
Borates	121	-20%	-27%	610	+9%
Titanium dioxide	369	-4%	-6%	1,524	+4%
Fourth quarter industrial minerals production declined in line with reduced economic activity across all major regions.
EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in 2008 was approximately $1,135 million including the write off of $176 million of project costs and the write down of other undeveloped exploration properties. This compared with $570 million of exploration and evaluation expenditure in 2007.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Potasio Rio Colorado (potash, Argentina), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits. Evaluation work at many of these projects, notably Simandou, La Granja and Resolution has been considerably scaled back in light of current economic conditions.
Order of Magnitude studies were completed at the Mutamba titanium sands project in Mozambique, the Bunder diamond project in India and the Jadar lithium borates project in Serbia. Declaration of inferred resources is planned for first quarter 2009. Management of the Bunder and Mutamba projects has been handed to Rio Tinto Diamonds and Rio Tinto Iron and Titanium respectively.
Delineation drilling continued at the Tamarack South nickel-copper prospect in Minnesota with numerous high-grade intersections returned. Mineralisation has not been closed off by drilling and further holes will be required.
Drilling continued at the Altai Nuurs coking coal project in Mongolia. Coal quality analyses for the seams confirm a mix of low-volatile hard coking coal and export-quality thermal coal.
A third deep drill hole was completed at the Crowsnest coking coal property in British Columbia. Coal quality analyses are awaited for the multiple coal seams encountered in all three holes.
Potash exploration drilling continued at Regina in Saskatchewan with a total of five holes completed by year-end. Basin analysis, seismic interpretation and drilling has confirmed the presence of the Patience Lake, Belle Plaine and Esterhazy potash beds in all five holes from approximately 1,650 metres depth. Drilling and seismic interpretation indicates excellent stratigraphic continuity.

Continues	Page 7 of 27

The bauxite exploration programme advanced at Amargosa in Brazil. Mapping and auger drilling identified extensive, ore grade, ridge and spur bauxite occurrences. Work will continue in 2009 to further define the resource potential.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil.	Australia, Brazil, Guyana.

Copper and	Copper: Tamarack South, US.	Copper: Chile, Kazakhstan, US and Peru.
Diamonds	Diamonds: Bunder, India.

Diamonds: India, Canada, US, Russia and the Democratic Republic of Congo.

Energy & Minerals	Coal: Altai Nuurs, Mongolia;	Coal: Argentina, Canada, South Africa and Mongolia. Minerals: Australia, Turkey.
Crowsnest, Canada.
Minerals: Mutamba ilmenite,
Mozambique; Jadar lithium borates,
Serbia; Regina potash, Canada.

Iron Ore	Pilbara, Australia.	Brazil, Democratic Republic of Congo.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron. ERA announced an exploration target of 15 to 20 million tonnes, potentially containing 30,000 to 40,000 tonnes of uranium oxide.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605
Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, US and South America
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Continues	Page 9 of 27

Rio Tinto production summary
Rio Tinto share of production

			QUARTER			FULL YEAR		% CHANGE
								Q4 08	Q4 08	2008
			2007	2008	2008			vs	vs	vs
Principal Commodities			Q4	Q3	Q4	2007	2008	Q4 07	Q3 08	2007

Alumina	(‘000 t	)	1,853	2,187	2,336	3,877	9,009	26%	7%	132%
Aluminium	(‘000 t	)	834	1,013	1,011	1,473	4,062	21%	0%	176%
Bauxite	(‘000 t	)	7,675	8,865	9,119	20,900	34,987	19%	3%	67%
Borates	(‘000 t	)	151	166	121	560	610	-20%	-27%	9%
Coal — hard coking coal	(‘000 t	)	1,544	2,187	2,162	6,179	7,431	40%	-1%	20%
Coal — other Australian	(‘000 t	)	4,760	5,367	5,737	19,878	22,904	21%	7%	11%
Coal — US	(‘000 t	)	33,384	35,139	34,038	125,083	130,755	2%	-3%	5%
Copper — mined	(‘000 t	)	180.8	159.4	149.1	737.9	698.5	-18%	-6%	-5%
Copper — refined	(‘000 t	)	89.0	68.9	91.6	390.0	321.6	3%	33%	-18%
Diamonds	(‘000 cts)		7,807	6,110	6,854	26,023	20,816	-12%	12%	-20%
Iron ore	(‘000 t	)	38,956	42,404	31,759	144,707	153,394	-18%	-25%	6%
Titanium dioxide feedstock	(‘000 t	)	384	394	369	1,458	1,524	-4%	-6%	4%
Uranium	(‘000 lbs)		3,504	3,507	4,199	12,616	14,200	20%	20%	13%

Other Metals & Minerals

Gold — mined	(‘000 ozs)		225	130	123	970	460	-45%	-6%	-53%
Gold — refined	(‘000 ozs)		133	77	72	523	303	-46%	-6%	-42%
Molybdenum	(‘000 t	)	3.0	2.9	2.0	14.9	10.6	-34%	-33%	-29%
Pig Iron	(‘000 t	)	27	2	32	69	87	21%	1400%	26%
Salt	(‘000 t	)	1,686	1,879	1,722	5,242	6,135	2%	-8%	17%
Silver — mined	(‘000 ozs)		1,703	1,526	1,715	6,927	5,901	1%	12%	-15%
Silver — refined	(‘000 ozs)		1,317	743	677	4,365	3,252	-49%	-9%	-25%
Talc	(‘000 t	)	284	290	194	1,281	1,163	-32%	-33%	-9%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Continues	Page 10 of 27

Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

ALUMINA

Production (‘000 tonnes)
Gardanne (a)	100%	21	21	5	11	1	21	38
Gove (a)	100%	405	554	589	567	615	405	2,325
Jonquiere (a)	100%	252	327	327	357	358	252	1,370
Queensland Alumina (a) (b)	80%	662	756	773	754	790	1,766	3,074
Sao Luis (Alumar) (a)	10%	29	38	39	35	39	29	150
Yarwun	100%	339	348	327	269	349	1,260	1,293
Speciality alumina plants (a)	100%	144	176	206	193	184	144	759

Rio Tinto total alumina production		1,853	2,220	2,266	2,187	2,336	3,877	9,009

ALUMINIUM (c)

Refined production (‘000 tonnes)
Australia — Bell Bay	100%	45	44	45	44	45	177	178
Australia — Boyne Island	59%	82	82	82	83	83	325	330
Australia — Tomago (a)	52%	50	66	67	69	68	50	270
Cameroon — Alucam (Edea) (a)	47%	9	9	10	12	11	9	43
Canada — seven wholly owned (a)	100%	270	360	356	358	365	270	1,440
Canada — Alouette (a)	40%	44	57	57	57	58	44	229
Canada — Becancour (a)	25%	20	25	26	27	26	20	104
China — Ningxia (Qingtongxia) (a)	50%	15	20	20	20	21	15	81
France — three wholly owned (a)	100%	80	102	98	97	92	80	389
Iceland — ISAL (Reykjavik) (a)	100%	35	46	46	47	48	35	187
New Zealand — Tiwai Point (a)	79%	70	69	65	61	55	279	250
Norway — SORAL (Husnes) (a)	50%	16	21	21	21	22	16	86
Oman — Sohar (d)	20%	—	—	—	1.5	8.2	—	9.8
UK — two wholly owned (a)	100%	42	55	55	55	42	42	207
UK — Anglesey	51%	19	19	16	9	16	75	60
USA — Sebree (a)	100%	37	49	49	50	50	37	197

Rio Tinto total aluminium production		834	1,025	1,014	1,013	1,011	1,473	4 ,062

Continues	Page 11 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

BAUXITE

Production (‘000 tonnes)
Awaso (a) (e)	80%	173	164	128	168	177	173	637
Sangaredi (a)	(f )	1,126	1,597	1,363	1,452	1,520	1,126	5,932
Gove (a)	100%	985	1,327	1,529	1,734	1,655	985	6,245
Porto Trombetas (a)	12%	407	491	518	565	594	407	2,168

Weipa (g)	100%	4,984	5,005	4,881	4,947	5,173	18,209	20,006
Rio Tinto total bauxite production		7,675	8,584	8,419	8,865	9,119	20,900	34,987

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	151	153	171	166	121	560	610

COAL — HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,090	663	1,429	1,361	1,506	4,110	4,960
Kestrel Coal	80%	454	380	609	825	656	2,069	2,471

Rio Tinto total hard coking coal production		1,544	1,043	2,038	2,187	2,162	6,179	7,431

COAL — OTHER (h)

Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	417	319	487	393	424	1,561	1,622
Blair Athol Coal	71%	1,023	1,808	1,719	1,799	1,936	5,645	7,262
Hunter Valley Operations	76%	2,047	2,139	2,201	1,722	2,077	7,642	8,139
Kestrel Coal	80%	145	110	197	226	209	828	744
Mount Thorley Operations	61%	625	432	284	730	340	1,771	1,786
Warkworth	42%	504	641	653	496	750	2,430	2,540

Total Australian other coal		4,760	5,449	5,542	5,367	5,737	19,878	22,094

Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	8,292	7,958	7,951	8,374	8,191	31,267	32,474
Colowyo	(i )	1,232	1,001	1,045	1,190	1,212	5,077	4,446
Cordero Rojo	100%	9,996	9,200	8,077	9,709	9,334	36,712	36,318
Decker	50%	809	740	765	785	680	3,170	2,970
Jacobs Ranch	100%	8,801	7,904	9,255	10,772	10,275	34,565	38,206
Spring Creek	100%	4,254	3,829	3,855	4,311	4,347	14,291	16,341

Total US coal		33,384	30,632	30,947	35,139	34,038	125,083	130,755

Rio Tinto total other coal production		38,144	36,080	36,488	40,506	39,843	144,960	152,917

Continues	Page 12 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COPPER

Mine production (‘000 tonnes) (j)
Bingham Canyon	100%	53.0	44.7	60.2	69.3	63.8	212.2	238.0
Escondida	30%	103.8	117.2	128.1	73.2	66.0	421.6	384.5
Grasberg — Joint Venture (k)	40%	9.4	1.8	1.8	1.8	1.8	28.4	7.1
Northparkes	80%	5.3	4.1	4.4	5.2	6.1	34.5	19.8
Palabora	58%	9.3	12.8	15.1	9.9	11.4	41.2	49.1

Rio Tinto total mine production		180.8	180.5	209.6	159.4	149.1	737.9	698.5

Refined production (‘000 tonnes)
Escondida	30%	15.8	15.7	21.0	18.6	21.9	71.5	77.3
Kennecott Utah Copper	100%	59.3	52.1	49.3	40.6	58.6	265.6	200.6
Palabora	58%	13.8	10.5	12.4	9.8	11.0	52.9	43.8

Rio Tinto total refined production		89.0	78.3	82.8	68.9	91.6	390.0	321.6

DIAMONDS

Production (‘000 carats)
Argyle	100%	5,995	2,172	2,992	4,659	5,253	18,744	15,076
Diavik	60%	1,766	1,071	1,513	1,393	1,558	7,166	5,535
Murowa	78%	46	52	52	58	43	113	205

Rio Tinto total diamond production		7,807	3,296	4,557	6,110	6,854	26,023	20,816

GOLD

Mine production (‘000 ounces) (j)
Barneys Canyon	100%	2	2	1	1	1	11	5
Bingham Canyon	100%	88	67	91	110	100	397	368
Escondida	30%	14	12	11	9	11	56	43
Grasberg — Joint Venture (k)	40%	103	—	—	—	—	423	—
Northparkes	80%	13	8	6	6	6	63	26
Rawhide (l)	100%	2	2	2	2	3	10	9
Others	—	3	2	2	2	2	11	8

Rio Tinto total mine production		225	93	114	130	123	970	460

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	133	81	73	77	72	523	303

Continues	Page 13 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

IRON ORE & IRON

Production (‘000 tonnes) (j)
Corumbá	100%	365	508	519	575	430	1,777	2,032
Hamersley — six wholly owned mines	100%	25,799	23,731	26,113	26,653	19,057	94,567	95,553
Hamersley — Channar	60%	1,448	1,484	1,686	1,880	1,179	6,330	6,229
Hamersley — Eastern Range	(m )	1,535	1,801	2,195	2,289	1,900	6,932	8,186
Hope Downs (n)	50%	32	538	1,732	1,536	1,662	32	5,468
Iron Ore Company of Canada	59%	2,248	2,119	2,402	2,493	2,282	7,768	9,295
Robe River	53%	7,529	7,189	7,212	6,979	5,250	27,301	26,631

Rio Tinto total mine production		38,956	37,371	41,860	42,404	31,759	144,707	153,394

Pig iron production (‘000 tonnes)
HIsmelt®	60%	27	11	41	2	32	69	87

MOLYBDENUM

Mine production (‘000 tonnes)
Bingham Canyon	100%	3.0	3.4	2.2	2.9	2.0	14.9	10.6

SALT

Production (‘000 tonnes)
Dampier Salt (o)	68%	1,686	1,257	1,276	1,879	1,722	5,242	6,135

SILVER

Mine production (‘000 ounces) (j)
Bingham Canyon	100%	892	616	855	1,011	933	3,487	3,414
Escondida	30%	536	494	507	406	442	2,361	1,850
Grasberg — Joint Venture (k)	40%	154	—	—	—	220	477	220
Others	—	121	74	115	109	120	602	417

Rio Tinto total mine production		1,703	1,184	1,476	1,526	1,715	6,927	5,901

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,317	929	903	743	677	4,365	3,252

TALC

Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	284	342	337	290	194	1,281	1,163

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	384	356	405	394	369	1,458	1,524

Continues	Page 14 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,288	2,011	1,643	1,905	2,492	8,011	8,052
Rössing	69%	1,216	1,335	1,505	1,601	1,707	4,605	6,149

Rio Tinto total uranium production		3,504	3,346	3,149	3,507	4,199	12,616	14,200

Production data notes
(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition.

(c)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(d)	Production at the Sohar smelter commenced in the third quarter of 2008.

(e)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(f)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.

(g)	Includes beneficiated and calcined bauxite production.

(h)	Coal — other includes thermal coal and semi-soft coking coal.

(i)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(j)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

(k)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the full year 2008.

(l)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100%. The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; thereafter Rio Tinto will be entitled to 100%.

(m)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(n)	Hope Downs started production in the fourth quarter of 2007.

(o)	Rio Tinto increased its shareholding in Dampier Salt Limited to 68.4% at the beginning of July 2007.
The Rio Tinto percentage interest shown above is at 31 December 2008.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in Tarong Coal, Greens Creek, and Cortez/Pipeline were sold during 2008 and no data are included in the Share of Production table.

Continues	Page 15 of 27

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

ALUMINIUM

Rio Tinto Alcan (a)
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory (a)	100.0%	985	1,327	1,529	1,734	1,655	985	6,245
Weipa mine — Queensland (b)	100.0%	4,984	5,005	4,881	4,947	5,173	18,209	20,006
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	3,392	4,093	4,314	4,706	4,950	3,392	18,063
Ghana
Awaso mine (a) (c)	80.0%	216	205	160	209	221	216	796
Guinea
Sangaredi mine (a) (d)	22.9%	2,502	3,548	3,028	3,227	3,377	2,502	13,181

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		6,682	8,171	8,515	9,125	9,092	19,877	34,903

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory (a)	100.0%	405	554	589	567	615	405	2,325
Queensland Alumina Refinery — Queensland (a) (e)	80.0%	956	945	967	943	987	3,816	3,842
Yarwun refinery — Queensland	100.0%	339	348	327	269	349	1,260	1,293
Brazil
Sao Luis (Alumar) refinery (a)	10.0%	288	379	387	347	391	288	1,504
Canada
Jonquiere refinery — Quebec (a)	100.0%	252	327	327	357	358	252	1,370
France
Gardanne refinery (a)	100.0%	21	21	5	11	1	21	38
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

ALUMINIUM (continued)

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec (a)	100.0%	3	4	4	4	4	3	17
Jonquiere plant — Quebec (a)	100.0%	22	31	32	30	28	22	122
France
Beyrede plant (a)	100.0%	6	7	7	7	5	6	26
Gardanne plant (a)	100.0%	102	116	149	137	132	102	534
La Bathie plant (a)	100.0%	5	9	8	8	7	5	32
Germany
Teutschenthal plant (a)	100.0%	6	8	5	7	7	6	27

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	For Weipa, beneficiated and calcined production, previously shown separately, are now shown on one row

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(d)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.

(e)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

ALUMINIUM (continued)

Aluminium Smelters (a)

Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	45	44	45	44	45	177	178
Boyne Island smelter — Queensland	59.4%	139	138	138	140	140	548	556
Tomago smelter — New South Wales (b)	51.6%	97	127	131	133	132	97	523
Cameroon
Alucam (Edea) smelter (b)	46.7%	19	20	21	25	25	19	91
Canada
Alma smelter — Quebec (b)	100.0%	80	107	104	104	109	80	424
Alouette (Sept-Iles) smelter — Quebec (b)	40.0%	109	142	142	143	145	109	572
Arvida smelter — Quebec (b)	100.0%	32	42	43	43	44	32	172
Beauharnois, smelter — Quebec (b)	100.0%	10	13	12	12	13	10	50
Becancour smelter — Quebec (b)	25.1%	80	100	103	106	105	80	415
Grande-Baie smelter — Quebec (b)	100.0%	40	52	53	53	54	40	212
Kitimat smelter — British Colombia (b)	100.0%	47	63	61	61	62	47	247
Laterriere smelter — Quebec (b)	100.0%	44	58	58	59	59	44	234
Shawinigan smelter — Quebec (b)	100.0%	18	25	25	25	26	18	100
China
Ningxia (Qingtongxia) smelter (b)	50.0%	31	41	40	41	41	31	163
France
Dunkerque smelter (b)	100.0%	49	62	65	64	63	49	254
Lannemezan smelter (b)	100.0%	5	5	—	—	—	5	5
St-Jean-de Maurienne smelter (b)	100.0%	25	34	33	33	29	25	130
Iceland
ISAL (Reykjavik) smelter (b)	100.0%	35	46	46	47	48	35	187
New Zealand
Tiwai Point smelter	79.4%	89	87	82	77	69	351	316
Norway
SORAL (Husnes) smelter (b)	50.0%	32	43	42	43	43	32	171
Oman
Sohar smelter (c)	20.0%	—	—	—	8	41	—	49
United Kingdom
Anglesey Aluminium smelter	51.0%	37	37	32	18	32	147	118
Lochaber smelter (b)	100.0%	8	11	11	11	10	8	43
Lynemouth smelter (b)	100.0%	33	44	44	44	31	33	165
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

ALUMINIUM (continued)

USA
Sebree smelter — Kentucky (b)	100.0%	37	49	49	50	50	37	197
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes)		1,031	1,273	1,320	1,253	1,288	1,663	5,134

a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

b)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

c)	Production at the Sohar smelter commenced in the third quarter of 2008.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		151	153	171	166	121	560	610

(a)	Production is expressed as B2O3 content.

COAL

Rio Tinto Coal Australia	30.3%
Bengalla mine
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,376	1,053	1,607	1,296	1,402	5,155	5,357
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,436	2,538	2,413	2,525	2,718	7,924	10,194
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,329	808	1,743	1,660	1,837	5,012	6,049
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,046	2,143	1,830	1,645	2,268	8,264	7,886
Semi-soft coking coal production (‘000 tonnes)		657	683	1,078	629	476	1,830	2,865
Kestrel Coal mine (a)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		181	138	247	283	262	1,035	929
Hard coking coal production (‘000 tonnes)		567	475	762	1,032	820	2,586	3,089
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COAL (continued)

Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		731	382	428	919	53	1,929	1,780
Semi-soft coking coal production (‘000 tonnes)		302	332	41	287	508	995	1,168
Tarong Coal mine (b)	0.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		881	262	—	—	—	4,510	262
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,197	1,522	1,507	965	1,658	5,376	5,652
Semi-soft coking coal production (‘000 tonnes)		—	1	46	215	125	400	386

Total hard coking coal production (‘000 tonnes)		1,896	1,284	2,504	2,692	2,657	7,598	9,137

Total hard coking coal sales (‘000 tonnes) (a)		1,962	1,245	2,133	2,618	3,006	6,924	9,002

Total other coal production (‘000 tonnes) (c)		8,808	9,052	9,196	8,765	9,468	37,419	36,481

Total other coal sales (‘000 tonnes) (d) (e)		9,892	9,459	8,888	9,173	9,347	40,103	36,867

Total coal production (‘000 tonnes)		10,704	10,336	11,700	11,457	12,125	45,017	45,618

Total coal sales (‘000 tonnes)		11,854	10,703	11,021	11,792	12,353	47,026	45,870

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,600	1,015	1,740	2,129	2,440	5,639	7,323

Share of other coal sales (‘000 tonnes) (d) (e)		6,285	5,994	5,459	5,630	5,598	26,197	22,680

(a)	Some Kestrel thermal coal is blended with and sold as coking coal.

(b)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(e)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COAL (continued)

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,292	7,958	7,951	8,374	8,191	31,267	32,474
Colowyo mine	(a )
Colorado, US
Thermal coal production (‘000 tonnes)		1,232	1,001	1,045	1,190	1,212	5,077	4,446
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,996	9,200	8,077	9,709	9,334	36,712	36,318
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,618	1,480	1,530	1,570	1,360	6,340	5,939
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,801	7,904	9,255	10,772	10,275	34,565	38,206
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		4,254	3,829	3,855	4,311	4,347	14,291	16,341
Total coal production (‘000 tonnes)		34,192	31,372	31,711	35,924	34,718	128,253	133,725

Total coal sales (‘000 tonnes)		33,891	31,393	31,301	35,904	34,748	128,260	133,346

(a)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		21,777	22,029	24,491	20,416	22,516	90,697	89,451
Average copper grade (%)		1.72	1.56	1.55	1.32	1.04	1.64	1.37
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		316.8	284.7	312.7	208.6	186.3	1,246.7	992.4
Contained gold (‘000 ounces)		45	39	38	31	36	187	144
Contained silver (‘000 ounces)		1,786	1,647	1,691	1,355	1,474	7,870	6,167
Ore to leach (‘000 tonnes)		3,723	19,156	28,570	5,064	5,336	34,996	58,127
Average copper grade (%)		0.78	0.55	0.40	0.70	0.63	0.45	0.50
Contained copper in leachate/mined material (‘000 tonnes)		29	106	114	35	34	159	289
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		53	52	70	62	73	238	258

Freeport-McMoRan Copper & Gold	0.0% (40.0% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		19,195	16,363	16,683	17,755	19,964	77,593	70,765
Average mill head grades:
Copper (%)		0.65	0.70	0.75	0.82	1.00	0.82	0.83
Gold (g/t)		0.52	0.61	0.54	0.61	0.83	1.24	0.66
Silver (g/t)		2.77	3.28	3.24	3.14	3.20	3.53	3.21
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		107.1	100.8	111.1	128.9	180.5	569.4	521.2
Gold in concentrates (‘000 ounces)		254	253	228	273	437	2,689	1,191
Silver in concentrates (‘000 ounces)		875	979	1,024	1,102	1,383	5,238	4,488
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		91.5	101.1	110.3	128.2	172.0	540.0	511.6
Gold in concentrates (‘000 ounces)		220	253	235	271	418	2,591	1,178
Silver in concentrates (‘000 ounces)		585	784	819	873	1,054	3,957	3,529

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2008 results are estimates and the 12 months 2008 results include Q1 2008, Q2 2008, Q3 2008 actuals and Q4 2008 estimates. FCX is not releasing its actual 100% operating data for 4Q 2008 until the release of its 2008 full year results on 26 January 2009.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		648	491	—	—	—	3,023	491
Leached (‘000 tonnes)		8,510	1,839	—	—	—	30,248	1,839
Sold for roasting (‘000 tonnes)		—	—	—	—	—	—	—
Average ore grade: gold
Milled (g/t)		4.18	3.40	—	—	—	3.02	3.40
Leached (g/t)		0.50	0.50	—	—	—	0.51	0.50
Sold for roasting (g/t)		—	—	—	—	—	—	—
Gold produced (‘000 ounces)		138	72	—	—	—	538	72
Greens Creek mine (a)	0.0%
Alaska, US
Ore treated (‘000 tonnes)		172	153	18	—	—	664	171
Average ore grades:
Gold (g/t)		4.86	5.20	4.38	—	—	4.69	5.11
Silver (g/t)		416	465	374	—	—	530	456
Zinc (%)		10.3	10.3	10.2	—	—	9.7	10.3
Lead (%)		3.5	3.7	3.7	—	—	3.6	3.7
Metals produced in concentrates:
Gold (‘000 ounces)		18	16	1	—	—	68	18
Silver (‘000 ounces)		1,672	1,668	147	—	—	8,646	1,815
Zinc (‘000 tonnes)		13.9	12.3	1.6	—	—	50.8	13.9
Lead (‘000 tonnes)		4.3	4.0	0.6	—	—	17.0	4.6
Rawhide mine (b) (c)	100.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		4	3	4	5	5	19	18
Silver (‘000 ounces)		21	26	36	40	48	160	150

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(c)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100% The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; thereafter Rio Tinto will be entitled to 100%.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		2	2	1	1	1	11	5
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,116	10,867	12,918	13,228	12,121	47,525	49,134
Average ore grade:
Copper (%)		0.51	0.49	0.57	0.62	0.65	0.53	0.58
Gold (g/t)		0.31	0.30	0.34	0.37	0.39	0.38	0.35
Silver (g/t)		2.93	2.43	2.94	3.14	3.32	3.00	2.97
Molybdenum (%)		0.043	0.050	0.045	0.043	0.028	0.050	0.041
Copper concentrates produced (‘000 tonnes)		230	193	225	262	250	889	931
Average concentrate grade (% Cu)		23.0	23.0	26.6	26.4	25.4	23.8	25.5
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		53.0	44.7	60.2	69.3	63.8	212.2	238.0
Gold (‘000 ounces)		88	67	91	110	100	397	368
Silver (‘000 ounces)		892	616	855	1,011	933	3,487	3,414
Molybdenum concentrates produced (‘000 tonnes):		5.4	6.2	4.0	5.4	3.7	26.6	19.4
Molybdenum in concentrates (‘000 tonnes)		3.0	3.4	2.2	2.9	2.0	14.9	10.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		272	237	208	216	280	1,103	941
Copper anodes produced (‘000 tonnes) (c)		56.7	49.7	47.9	39.9	67.6	261.2	205.1
Production of refined metal:
Copper (‘000 tonnes)		59.3	52.1	49.3	40.6	58.6	265.6	200.6
Gold (‘000 ounces) (d)		133	81	73	77	72	523	303
Silver (‘000 ounces) (d)		1,317	929	903	743	677	4,365	3,252

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,304	1,234	1,330	1,343	1,337	5,297	5,244
Average ore grades:
Copper (%)		0.59	0.49	0.49	0.55	0.63	0.91	0.54
Gold (g/t)		0.51	0.35	0.25	0.23	0.23	0.62	0.26
Copper concentrates produced (‘000 tonnes)		19.6	16.1	18.4	19.9	22.0	115.7	76.4
Contained copper in concentrates:
Saleable production (‘000 tonnes)		6.6	5.1	5.5	6.6	7.6	43.1	24.8
Sales (‘000 tonnes) (a)		8.2	2.7	3.3	7.2	6.9	47.6	20.1
Contained gold in concentrates:
Saleable production (‘000 ounces)		16.3	10.0	7.7	7.4	7.2	78.8	32.3
Sales (‘000 ounces) (a)		16.7	6.0	8.5	9.8	8.2	75.4	32.6

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,958	3,181	3,027	3,096	3,150	12,915	12,454
Average ore grade: copper (%)		0.69	0.71	0.71	0.66	0.67	0.70	0.69
Copper concentrates produced (‘000 tonnes)		52.5	73.9	89.4	56.5	66.7	239.2	286.5
Average concentrate grade: copper (%)		30.7	29.9	29.2	30.3	29.6	29.8	29.7
Copper in concentrates (‘000 tonnes)		16.1	22.1	26.1	17.1	19.7	71.4	85.1
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		74.1	66.4	72.3	52.5	70.0	295.8	261.3
New copper anodes produced (‘000 tonnes)		22.7	18.1	22.3	14.9	20.7	90.7	75.9
Refined new copper produced (‘000 tonnes)		24.0	18.3	21.6	17.0	19.1	91.7	75.9
By-products:
Magnetite concentrate (‘000 tonnes)		363	446	475	562	469	1,306	1,951
Nickel contained in products (tonnes) (a)		45	42	26	13	19	105	100
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	50	50	50	49	200	199

(a) Nickel production is now reported as contained nickel in product.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,917	1,549	1,794	1,660	1,806	8,625	6,809
AK1 diamonds produced (‘000 carats)		5,995	2,172	2,992	4,659	5,253	18,744	15,076
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		581	437	716	692	569	2,400	2,414
Diamonds recovered (‘000 carats)		2,944	1,785	2,522	2,321	2,597	11,943	9,225
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		72	88	92	103	100	203	383
Diamonds recovered (‘000 carats)		59	67	67	75	55	145	264

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom
Price, Marandoo, Yandicoogina,	100.0%	25,799	23,731	26,113	26,653	19,057	94,567	95,553
Brockman and Nammuldi
Hamersley — Channar	60.0%	2,413	2,474	2,810	3,133	1,965	10,549	10,382
Hamersley — Eastern Range	(a )	1,535	1,801	2,195	2,289	1,900	6,932	8,186
Hope Downs (b)	50.0%	64	1,076	3,465	3,072	3,323	63.80	10,936
Robe River — Pannawonica	53.0%	6,812	6,811	6,680	7,102	4,456	25,489	25,049
Robe River — West Angelas	53.0%	7,393	6,753	6,928	6,067	5,449	26,023	25,198

Total production (‘000 tonnes)		44,016	42,646	48,191	48,316	36,150	163,624	175,304

Total sales (‘000 tonnes) (c)		43,971	43,083	46,033	48,715	33,641	160,786	171,472

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Hope Downs started production in the fourth quarter of 2007

(c)	Sales represent iron ore exported from Western Australian ports.
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

IRON ORE & IRON (continued)

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		505	360	939	1,017	877	1,923	3,193
Pellets (‘000 tonnes)		3,324	3,249	3,151	3,228	3,009	11,306	12,637
Sales:
Concentrate (‘000 tonnes)		855	262	563	1,147	787	2,407	2,759
Pellets (‘000 tonnes)		3,146	2,547	4,018	3,294	2,443	10,991	12,302

Rio Tinto Brasil

Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		365	508	519	575	430	1,777	2,032
Sales (‘000 tonnes)		112	369	462	699	278	1,105	1,809

(a) Production includes by-product fines.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes)		45	18	69	4	54	115	144

SALT

Dampier Salt (a)	68.4%
Western Australia
Salt production (‘000 tonnes)		2,467	1,840	1,867	2,748	2,519	7,827	8,974

(a) Rio Tinto increased its shareholding in Dampier Salt Limited to 68.4% at the beginning of July 2007.

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		284	342	337	290	194	1,281	1,163

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		384	356	405	394	369	1,458	1,524

Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 27 of 27

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2007	2008	2008	2008	2008	2007	2008

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		3,346	2,940	2,403	2,786	3,644	11,713	11,773
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		1,773	1,947	2,195	2,335	2,489	6,714	8,966
Rio Tinto percentage interest shown above is at 31 December 2008. The data represent full production and sales on a 100% basis unless otherwise stated.